BAKER DONELSON BEARMAN, CALDWELL & BERKOWITZ, PC	COMMERCE CENTER SUITE 1000 211 COMMERCE STREET NASHVILLE, TENNESSEE 37201 PHONE: 615.726.5600 FAX: 615.726.0464 MAILING ADDRESS: P.O. BOX 190613 NASHVILLE, TENNESSEE 37219

www.bakerdonelson.com

Gary M. Brown
Direct Dial: (615) 726-5763
Direct Fax: (615) 744-5763
E-Mail Address: gbrown@bakerdonelson.com

March 23, 2009

Mr. Max A. Webb
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	CBRL Group, Inc. (now known as Cracker Barrel Old Country Store, Inc.)
Form 10-K
Filed: September 30, 2008
File No. 000-25225

Dear Mr. Webb:

We are counsel for Cracker Barrel Old Country Store, Inc. (“Cracker Barrel” or the “Company”).

Set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the letter addressed to Michael A. Woodhouse, Chief Executive Officer of the Company, dated February 23, 2009 (the “Comment Letter”), relating to the Company’s Annual Report on Form 10-K for the year ended August 1, 2008 (the “2008 Form 10-K”) and Definitive Proxy Statement filed on Schedule 14A on October 16, 2008 (the “2008 Proxy Statement”).  On behalf of the Company, we contacted the Staff, who provided an extension to respond to the Comment Letter to March 23, 2009.

For convenience of reference, each of the Staff’s comments has been reproduced in its entirety in italicized type followed immediately by the Company’s response.

Form 10-K:

Risk Factors, page 11

Comment #1:

Mr. Max A. Webb United States Securities and Exchange Commission March 23, 2009
In future filings, please remove the last two sentences in the opening paragraph.  All known material risks should be disclosed.  If risks are not deemed material, you should not reference them.

Response to Comment #1:

In future filings, the Company will remove the last two sentences that were contained in the introductory language to Part I, Item 1A in the 2008 Form 10-K.

Exhibit 13

MD&A, page 3

Comment #2:

To the extent possible, please confirm that in future filings when a change in a line item is attributed to more than one cause you will quantify each.  See, for a few examples of many, the last sentence of the second paragraph under 2008 Summary, the first sentence of the third paragraph under 2008 Summary, both on page 4, the third sentence of the first paragraph and the first sentence of the second paragraph under General and Administrative Expenses.

Response to Comment #2:

In future filings, the Company will disclose that it has listed the factors that contribute to a change in a line item in descending order of their magnitude.  In fact, the Company added this disclosure in its most recent Quarterly Report on Form 10-Q filed with the Commission on March 10, 2009.  Additionally, the Company will consider separately quantifying the impact of each of these factors in future filings when significant unusual business events occur that are not part of the Company’s ordinary course of business or if the Company determines that quantification of these factors is necessary for a reader’s understanding of the Company’s results (e.g., in the case of an extra week in the Company’s 52/53 week fiscal year).

Schedule 14A:

Compensation Discussion and Analysis, page 13

Comment #3:

It is unclear whether you use two separate groups to benchmark against:  i) the peer group of 19 companies listed on page 13, and ii) the group of “general industry companies” compiled by Frederick W. Cook & Co., Inc.  In future filings, please revise to clarify.  If you do benchmark against both groups, please provide a list of companies in the general industry group against which you benchmark for executive compensation.

Mr. Max A. Webb
United States Securities and Exchange Commission
March 23, 2009
Response to Comment #3:

Please be advised that the Company benchmarks against (and focuses primarily on) those 19 companies listed on page 13 of the 2008 Proxy Statement.

Nevertheless, in its attempt to ensure that its compensation benchmarks are appropriate and as an additional reference point, the Company’s Compensation Committee (the “Committee”) was presented information by its compensation consultant, Frederick W. Cook & Co. (“Cook”), from two published compensation surveys of indirect comparators rather than a peer group of specific companies.  Summary statistics at the 50th and 75th percentile levels of the survey group were presented to the Committee.  The Company is advised by Cook that the information presented to the Committee was a compilation of data from published compensation surveys produced by Watson Wyatt and the Hay Group.  The Watson Wyatt 2007/2008 Survey Report on Top Management included data from 2,309 companies in a variety of industries.  The 2007 Chain Restaurant Compensation Association Survey included data from 101 organizations (all restaurants).  “Listing” all companies that participate in these surveys is neither practical nor meaningful.  For example, there is no way to determine which companies within a survey reported data for each of the specific size ranges that were used by Cook for any particular position.  For each reviewed position, Cook utilized one or more position matches from one or both surveys and averaged the results.  To account for the variation in size of the companies in the survey, Cook used regression analysis when possible to ensure the survey data reflected compensation for companies with similar size (gross revenue) to the Company.  These survey sources were used to benchmark base salaries, annual incentive and long-term incentive opportunities and total compensation.

Furthermore, the Committee did not select and was not aware of the identities of the specific companies that participated in the surveys.  Therefore, the list of participating companies was not relevant to the Committee’s decision-making process.  The Committee simply discussed with Cook the general composition of the companies in the surveys and reviewed the results of the surveys that were presented.

In its future filings, the Company will clarify the manner in which it uses survey data and state whether the Committee is aware of the identities of the companies underlying each survey, as appropriate.

Annual Bonus Plan, page 19

Comment #4:

We note your use of targets when determining annual cash awards as part of executive compensation.  For future filings, please confirm that you will disclose performance metrics used by you and their corresponding cash awards.  Please refer to Item 402(b) of Regulation S-K.

Response to Comment #4:

Mr. Max A. Webb
United States Securities and Exchange Commission
March 23, 2009

In the opinion of our firm, the Company’s disclosures in the Compensation Discussion and Analysis (“CD&A”) contained in the 2008 Proxy Statement with respect to these performance targets are sufficient and comply with both the letter and the spirit of Item 402(b) of Regulation S-K, particularly since the Company, pursuant to Instruction 4 to Item 402(b) of Regulation S-K, reported detailed information that indicates the level of difficulty in achieving those targets.  We initially would note that the following items are disclosed in the 2008 Proxy Statement:

·	the individual target, threshold and maximum bonuses for each of the named executive officers;

·	the fact that, for any executive to receive a bonus, the Company’s operating income must exceed 85% of plan (“threshold income”);

·	the fact that, once threshold income is achieved, each executive can achieve from 30% to 200% of target bonus depending upon the level of operating income achieved;

·	the fact that operating income would have to increase 6.4% in order for executives to earn bonuses at the target level; and

·	the fact that, if the Company meets the midpoint of its published guidance, the executives would earn bonuses at approximately 92% of target.

The only thing not disclosed was the Company’s internal plan income target.

The Company’s internal plan income target is based on the Company’s internal operating plan and is highly confidential and competitively sensitive.  Insofar as Cracker Barrel is viewed by some as a leader in a highly competitive market, any such public disclosure could materially harm the Company’s competitive position within its industry.

The Committee (as members of the Company’s Board of Directors) participates in the creation of challenging financial and operating plans to be achieved by the Company’s management.  The Compensation Committee sets annual bonus plan targets each year based on these plans.  Because the internal plan targets are confidential, the Company believes that one of the best indicators of the difficulty of achieving such targets is its track record.  Over the last five years, annual bonus payouts for the five most senior executives averaged 67% of target, exceeded target in only one year (by 3.6%) and in one year was zero.  These performance targets have been set based on a challenging operating plan created to ensure Cracker Barrel’s success.  Therefore, the incentive awards will pay out at 100% (if at all) only if the Company achieves the critical financial targets.

The Company believes that disclosure of the specific performance internal target income measure used to determine precise bonus payments for the years reported in the 2008 Proxy Statement is not required.  Disclosure of that performance metric would provide a

Mr. Max A. Webb
United States Securities and Exchange Commission
March 23, 2009
competitive disadvantage to the Company because it would help its competitors determine its costs, pricing, strategies, cash flow and possibly other metrics to the Company’s competitive disadvantage.  We do not believe that any of the Company’s competitors have publicly disclosed similar specific performance measures.

Furthermore, the Company does not believe that quantitative disclosure of the Company plan operating income target for the 2008 annual cash bonus was required in the context of the disclosure in the 2008 Proxy Statement.  Instruction 2 to Item 402(b) indicates that compensation actions or decisions after the fiscal year end should be disclosed if such actions or decisions could affect a fair understanding of a named executive officer’s compensation for the fiscal year.  Because it was disclosed that the targets were not met, disclosure of the targets themselves would not aid an investor in understanding the Committee’s actions or decisions with respect to the compensation for the Company’s named executive officers for fiscal year 2008.

Similarly, disclosure of the internal plan income target for the prospective 2009 annual bonus awards also would result in competitive harm to the Company because it would provide the opportunity for the Company’s competitors to unfairly and adversely affect its relationships with key vendors and/or suppliers and use such information to their advantage (and consequently the Company’s disadvantage) in recruiting and retaining key employees.  Furthermore, the disclosure of this information would also provide the Company’s vendors and other third parties with insight into the Company’s internal financial projections and plans that could be exploited by them in the course of contractual negotiations and other business arrangements.

Note that, as described above, in accordance with Instruction 4 to Item 402(b) of Regulation S-K, the Company did refer to its publicly disclosed 2009 guidance on anticipated revenues and operating income.  The Company indicated the level of operating income increase that would be required to achieve threshold bonus and that the executives would achieve approximately 92% of target if the company achieved the midpoint of that guidance.  That clearly indicates the level of difficulty in achieving the underlying targets.

Accordingly, the Company respectfully submits that its internal operating plan income target constitutes confidential commercial or financial information of significant competitive value.  The Company believes that disclosure of the target would cause substantial competitive harm to the Company and, for this reason, that such target is not required to be disclosed.

Relevant Legal Standard

Instruction 4 to Item 402(b) of Regulation S-K states that registrants are not required to disclose target levels with respect to specific quantitative performance-related factors considered by the compensation committee, the disclosure of which would result in competitive harm for the registrant.  Instruction 4 goes on to state that the standard to use

Mr. Max A. Webb
United States Securities and Exchange Commission
March 23, 2009
when determining whether disclosure would cause competitive harm for the registrant is the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2, each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act (“FOIA”) and Rule 80(b)(4) thereunder.

Exemption 4 of the FOIA exempts from the class of material which public agencies must disclose “[t]rade secrets and commercial or financial information obtained from a person and privileged or confidential.”  The standards for determining what constitutes confidential commercial or financial information, the disclosure of which would cause competitive harm, have largely been addressed in case law, including Nat’l Parks and Conservation Ass’n v. Morton, 498 F.2d 765 (D.C. Cir. 1974) (“Morton”); Nat’l Parks and Conservation Ass’n v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976); and Critical Mass Energy Project v. Nat’l Regulatory Comm’n, 931 F.2d 939 (D.C. Cir. 1991), vacated & reh'g en banc granted, 942 F.2d 799 (D.C. Cir. 1991), grant of summary judgment to agency aff'd en banc, 975 F.2d 871 (D.C. Cir. 1992).

Under the case law’s established criteria, commercial or financial information will be deemed “confidential” if disclosure thereof would be likely “to cause substantial harm to the competitive position of the person from whom the information was obtained.”  See, e.g., Morton.  Another test of whether information is confidential is whether the information is of the type that would not customarily be released to the public by the person from whom it was obtained.  Sterling Drug, Inc. v. Fed. Trade Comm’n, 450 F.2d 698, 709 (D.C. Cir. 1971).  Over the years, courts have frequently characterized information relating to business, commerce or trade as confidential.

For the reasons set forth below, we do not believe the Company’s plan operating income is required to be disclosed.

Analysis

As a threshold matter, the Company’s plan operating income target clearly constitutes “commercial or financial information” within the meaning of Exemption 4 of the FOIA, as the metric is determined using Company financial inputs to measure the overall rate of return of the Company.  Further, we believe the plan operating income target constitutes “confidential” information within the meaning of Exemption 4 of the FOIA, because disclosure of the target would cause substantial harm to the Company’s competitive position.  Our reasons supporting this position are set forth above.

As indicated, in the opinion of our firm, the information disclosed in the CD&A portion of the 2008 Proxy Statement is sufficient to enable shareholders and potential investors to reasonably evaluate the annual incentive program and overall compensation, as well as the Company’s overall executive compensation programs and decisions.  The Company provides information in the 2008 Proxy Statement as to how it performed relative to the 2008 target—it reported that no bonuses were earned as the targets were not achieved.

Mr. Max A. Webb
United States Securities and Exchange Commission
March 23, 2009
The Company then reports, as to potential 2009 bonuses, the approximate bonus payout that would be achieved (expressed as a percentage of target) if the midpoint of the Company’s published guidance is achieved.

The Company does not believe investors’ understanding would be appreciably improved by disclosing the specific target level and actual results.  Further, the Company believes that linking the disclosure of the potential bonus payout to the Company’s published guidance, coupled with its exclusion of the specific target income level, strikes the appropriate balance between the interests of the Company and the public, and that disclosure of the actual target is not necessary to ensure adequate public information about the Company’s compensation programs, philosophies or decisions.  As described above, such disclosure may in fact be detrimental to the interests of the shareholders and prospective investors since the disclosure of this information could cause the Company competitive harm.

For the reasons stated above, the Company believes that its annual bonus plan target is confidential and should not be disclosed in its CD&A.  The Company nevertheless confirms that in future filings the Company will disclose the specific performance targets used to determine incentive amounts, to the extent that such information does not constitute commercial or financial information that is privileged or confidential within the meaning of Exemption 4 to FOIA, as discussed above.  The Company further confirms that to the extent it is appropriate to omit specific performance targets in future filings, the Company will continue to discuss the degree of difficulty of achieving the target levels.

Long-Term Incentives, page 20

Comment #5:

For future filings, please confirm that you will provide the performance metrics established to determine the amounts awarded to executives under your LTI and LTPP plans.  Please refer to Item 402(b) of Regulation S-K.

Response to Comment #5:

Please refer to the Response to Comment #4, which is incorporated herein by this reference.  The performance goals under the non-option (the LTPP) portion of the LTI were described generally in the Company’s Current Report on Form 8-K filed with the Commission on October 1, 2008.  They are revenue and average EBIT margin.  Those internal targets, just as internal plan income targets relating to the annual bonus plan (Response to Comment #4), also are confidential and should not be disclosed in its CD&A.   The Company nevertheless confirms that in future filings the Company will disclose the specific performance targets used to determine LTI and LTPP awards, to the extent that such information does not constitute commercial or financial information that is privileged or confidential within the meaning of Exemption 4 to FOIA, as discussed above.  The Company further confirms that to the extent it is appropriate to omit specific

Mr. Max A. Webb
United States Securities and Exchange Commission
March 23, 2009
performance targets in future filings, the Company will continue to discuss the degree of difficulty of achieving the target levels.

* * * * *

On behalf of the Company, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me with respect to this response to the Comment Letter.

Sincerely,

BAKER, DONELSON, BEARMAN,
CALDWELL & BERKOWITZ, PC

/s/ Gary M. Brown
Gary M. Brown

cc:	Michael A. Woodhouse
N. B. Forrest Shoaf